This prospectus supplement relates to an effective registration statement under the Securities Act of 1933, but is not complete and may be changed. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                                FILED PURSUANT TO RULE 424(B)(2)
                                                      REGISTRATION NO. 333-84488

                  SUBJECT TO COMPLETION, DATED MARCH 27, 2002
      PRELIMINARY PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED MARCH 19, 2002

                                3,750,000 Shares

                                     [LOGO]

                                  Common Stock

                                   ---------

    We are selling 3,750,000 shares of our common stock. Our common stock is listed on The New York Stock Exchange under the symbol "BHE." The last reported sale price on March 26, 2002, was $31.18 per share.

    The underwriters have an option to purchase a maximum of 562,500 additional shares to cover over-allotments of shares.

    INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE 1 OF THE ACCOMPANYING PROSPECTUS.

                                                                   UNDERWRITING
                                                PRICE TO           DISCOUNTS AND         PROCEEDS TO
                                                 PUBLIC             COMMISSIONS           BENCHMARK
                                           -------------------  -------------------  -------------------
Per Share................................           $                    $                    $
Total....................................           $                    $                    $

    Delivery of the shares of common stock will be made on or about          ,
2002.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

CREDIT SUISSE FIRST BOSTON                                              JPMORGAN

BEAR, STEARNS & CO. INC.                                      ROBERTSON STEPHENS

           The date of this prospectus supplement is          , 2002.

                               TABLE OF CONTENTS

                                          PAGE
                                        --------
             PROSPECTUS SUPPLEMENT

PROSPECTUS SUPPLEMENT SUMMARY.........     S-1

USE OF PROCEEDS.......................     S-4

CAPITALIZATION........................     S-5

PRICE RANGE OF COMMON STOCK AND
  DIVIDEND POLICY.....................     S-6

CERTAIN U.S. FEDERAL TAX
  CONSIDERATIONS FOR NON-U.S. HOLDERS
  OF OUR COMMON STOCK.................     S-7

UNDERWRITING..........................    S-10

NOTICE TO CANADIAN RESIDENTS..........    S-12

LEGAL MATTERS.........................    S-13

INCORPORATION OF CERTAIN DOCUMENTS BY
  REFERENCE...........................    S-13

                                          PAGE
                                        --------

                   PROSPECTUS

ABOUT THIS PROSPECTUS.................       i

WHERE YOU CAN FIND MORE INFORMATION...       i

FORWARD-LOOKING STATEMENTS............       1

RISK FACTORS..........................       1

BENCHMARK ELECTRONICS, INC............       8

USE OF PROCEEDS.......................       9

RATIO OF EARNINGS TO FIXED CHARGES....       9

DESCRIPTION OF EQUITY SECURITIES......      10

DESCRIPTION OF DEBT SECURITIES........      13

PLAN OF DISTRIBUTION..................      23

LEGAL MATTERS.........................      24

EXPERTS...............................      24

                                 --------------

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                         PROSPECTUS SUPPLEMENT SUMMARY

    THE FOLLOWING SUMMARY CONTAINS BASIC INFORMATION ABOUT THE OFFERING. IT MAY NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOU. THIS PROSPECTUS SUPPLEMENT INCLUDES OR INCORPORATES BY REFERENCE INFORMATION ABOUT THIS OFFERING, OUR BUSINESS, AND OUR FINANCIAL AND OPERATING DATA. BEFORE MAKING AN INVESTMENT DECISION, WE ENCOURAGE YOU TO READ THE ENTIRE PROSPECTUS SUPPLEMENT CAREFULLY, INCLUDING THE "RISK FACTORS" SECTION AND THE FINANCIAL STATEMENTS AND THE FOOTNOTES TO THOSE STATEMENTS, WHICH ARE INCORPORATED BY REFERENCE. UNLESS OTHERWISE INDICATED, THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION IS NOT EXERCISED.

                                  OUR COMPANY

    We are in the business of manufacturing electronics and provide our services to original equipment manufacturers of telecommunication equipment, computers and related products for business enterprises, video/audio/entertainment products, industrial control equipment, testing and instrumentation products and medical devices. The services that we provide are commonly referred to as electronics manufacturing services. We offer our customers comprehensive and integrated design and manufacturing services, from initial product design to volume production and direct order fulfillment. We provide specialized engineering services, including product design, printed circuit board layout, prototyping and test development. We believe that we have developed strengths in the manufacturing process for large, complex, high-density printed circuit boards as well as the ability to manufacture high and low volume products in lower cost regions such as Latin America and Southeast Asia. As our customers expand internationally, they increasingly require their electronics manufacturing services partners to have strategic regional locations and global procurement capabilities. We believe that our global manufacturing presence of 14 facilities in six countries increases our ability to be responsive to our customers' needs by providing accelerated time-to-market and time-to-volume production of high quality products. These capabilities should enable us to build stronger strategic relationships with our customers and to become a more integral part of their operations.

    Substantially all of our manufacturing services are provided on a turnkey basis, whereby we purchase customer-specified components from our suppliers, assemble the components on finished printed circuit boards, perform post-production testing and provide our customers with production process and testing documentation. We offer our customers flexible, "just-in-time" delivery programs allowing product shipments to be closely coordinated with our customers' inventory requirements. Additionally, we complete the assembly of our customers' products at our facilities by integrating printed circuit board assemblies into other elements of our customers' products. We also provide manufacturing services on a consignment basis, whereby we utilize components supplied by the customer to provide assembly and post-production testing services. We currently operate, on approximately 1.6 million square feet, a total of 44 surface mount production lines at our domestic facilities in Alabama, Minnesota, New Hampshire, Oregon, Texas and Virginia; and 27 surface mount production lines at our international facilities in Brazil, Ireland, Mexico, Scotland, and Singapore. Surface mount production lines are assembly lines where electrical components are soldered directly onto printed circuit boards.

    Since July 1996, we have completed five acquisitions that have broadened our service offerings, diversified our customer base with leading original equipment manufacturers and expanded our geographic presence. Our October 2000 acquisition of the assets of the MSI Division of Outreach Technologies, Inc. provided us with additional manufacturing capacity in the northeastern United States. Our August 1999 acquisition of AVEX Electronics, Inc. and Kilbride Holdings B.V. provided us with a global presence and enabled us to increase our scale of operations and expand our customer base significantly. We have also acquired EMD Technologies, Inc., Lockheed Commercial Electronics Company, and certain assets from Stratus Computer Ireland, which improved our engineering capabilities, increased our manufacturing capacity and expanded our international presence. In addition to these acquisitions, the opening of new systems integration facilities in Huntsville, Alabama in 2000 and Singapore in 2001 expanded our systems integration capabilities.

    We believe our primary competitive advantages are our design, manufacturing, testing and supply chain management capabilities. We offer our customers complete and flexible manufacturing solutions that provide accelerated time-to-market, time-to-volume production, and reduced production costs. As a result of working closely with our customers and responding promptly to their needs, we have become an integral part of their operations. In addition, our workforce is led by a management team that founded the Company and has an average of 20 years of industry experience.

    Our principal executive offices are located at 3000 Technology Drive, Angleton, Texas 77515, and our telephone number is (979) 849-6550.

                                  THE OFFERING

Common stock we are selling..................  3,750,000 shares.
Common stock to be outstanding after the
  offering...................................  23,534,412 shares(1).
Use of Proceeds..............................  We estimate that the net proceeds from our sale of 3,750,000 shares of common stock in
                                               the offering will be approximately
                                               $110,829,000. We currently expect to use the
                                               proceeds from the sale of any securities for
                                               working capital and other general corporate
                                               purposes. See "Use of Proceeds."
New York Stock Exchange symbol...............  BHE.

--------------

(1) Does not include 3,317,600 shares subject to stock options, of which options to purchase 1,705,965 shares are presently exercisable or 1,995,025 shares reserved for issuance upon conversion of our outstanding convertible subordinated notes.

                                  RISK FACTORS

    Investing in our securities may involve a high degree of risk. When considering an investment in our common stock, you should consider carefully all of the risk factors set forth under "Risk Factors" beginning on page 1 of the prospectus accompanying this prospectus supplement.

                                USE OF PROCEEDS

    We estimate that the net proceeds from our sale of 3,750,000 shares of common stock in the offering will be approximately $110,829,000 after deducting the underwriting discounts and commissions and estimated offering expenses, including a financial advisory fee of $100,000 payable to J.P. Morgan Securities Inc. If the underwriters' over-allotment option is exercised in full, we estimate that the net proceeds will be approximately $127,491,000. We currently expect to use the proceeds from the sale of any securities for working capital and other general corporate purposes, including:

    - to finance our growth;

    - for capital expenditures made in the ordinary course of business; and

    - for acquisitions of businesses, products and technologies that complement or expand our business.

    Pending any specific application, we may initially invest funds in short-term marketable securities.

                                 CAPITALIZATION

    The following table sets forth our audited capitalization as of December 31, 2001 on an actual basis and on an as adjusted basis. The as adjusted column gives effect to our receipt of the net proceeds of approximately $110,829,000 from the sale of 3,750,000 shares of common stock in this offering at an assumed public offering price of $31.18 per share, after deducting underwriting discounts and commissions and estimated offering expenses. The outstanding share information in the table below excludes 4,808,116 shares of common stock reserved for issuance under our stock option and employee stock purchase plans at December 31, 2001, and 1,995,025 shares reserved for issuance upon conversion of our outstanding convertible subordinated notes.

                                                              AS OF DECEMBER 31, 2001
                                                              ------------------------
                                                                ACTUAL     AS ADJUSTED
(IN THOUSANDS)                                                ----------   -----------
Cash and cash equivalents...................................   $ 59,879      $170,708
                                                               ========      ========
Debt:
  Line of credit............................................   $      0      $      0
  Term loan.................................................     63,000        63,000
  Other long-term debt......................................      4,062         4,062
  Convertible subordinated notes............................     80,200        80,200
                                                               --------      --------
    Total debt..............................................    147,262       147,262
                                                               ========      ========
Shareholders' equity:
  Preferred shares, par value $0.10 per share; 5,000 shares
    authorized, none issued.................................          0             0
  Common shares, par value $0.10 per share; 30,000 shares
    authorized; issued--19,751 and 23,501, respectively;
    outstanding--19,702 and 23,452 respectively.............      1,970         2,345
  Additional paid-in capital................................    319,875       430,329
  Retained earnings.........................................     44,363        44,363
  Accumulated other comprehensive loss......................    (14,406)      (14,406)
  Less treasury shares, at cost, 49 shares..................       (120)         (120)
                                                               --------      --------
    Total shareholders' equity..............................    351,682       462,511
                                                               --------      --------
Total capitalization........................................   $498,944      $609,773
                                                               ========      ========

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

    Our common stock is listed and trades on The New York Stock Exchange under the symbol "BHE." The following table sets forth the high and low sale prices for the common stock as reported by The New York Stock Exchange for the periods indicated.

                                                                HIGH       LOW
                                                              --------   --------
2002
  First quarter (through March 26, 2002)....................   $32.22     $18.60
2001
  First quarter.............................................    34.45      17.50
  Second quarter............................................    28.50      16.95
  Third quarter.............................................    26.60      14.45
  Fourth quarter............................................    23.15      15.05
2000
  First quarter.............................................    39.31      17.81
  Second quarter............................................    42.50      31.63
  Third quarter.............................................    64.19      36.56
  Fourth quarter............................................    54.50      19.69

    On March 26, 2002, the last reported sale price of our common stock on The New York Stock Exchange was $31.18 per share. As of March 26, 2002, there were approximately 107 holders of record of our common stock.

    We have not paid any cash dividends on the common stock in the past and anticipate that, for the foreseeable future, we will retain any earnings for use in our business. Our bank credit facility and our convertible subordinated notes currently limit the amount of dividends that may be declared on our common stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" contained in the documents incorporated by reference.

                    CERTAIN U.S. FEDERAL TAX CONSIDERATIONS
                    FOR NON-U.S. HOLDERS OF OUR COMMON STOCK

    The following is a general discussion of certain U.S. federal income and estate tax considerations with respect to the ownership and disposition of shares of our common stock applicable to non-U.S. holders. In general, a "non-U.S. holder" is any holder other than:

    - a citizen or resident of the United States;

    - a corporation or partnership created or organized in the United States or under the laws of the United States or of any of its states;

    - an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

    - a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

    This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations promulgated thereunder, judicial opinions, published positions of the Internal Revenue Service (the "IRS"), and other applicable authorities, all of which are subject to change (possibly with retroactive effect). We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset within the meaning of
Section 1221 of the Code (generally property held for investment). This discussion does not address all aspects of U.S. federal income and estate taxation that may be important to a particular non-U.S. holder in light of that non-U.S. holder's individual circumstances nor does it address any aspects of state, local, or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder subject to special treatment under the U.S. federal income tax laws (such as "controlled foreign corporations", "passive foreign investment companies", "foreign personal holding companies", corporations that accumulate earnings to avoid U.S. federal income tax, owners of more than 5% of our common stock and certain U.S. expatriates). ACCORDINGLY, WE URGE PROSPECTIVE INVESTORS TO CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSIDERATIONS OF ACQUIRING, HOLDING AND DISPOSING OF SHARES OF OUR COMMON STOCK.

DIVIDENDS

    Dividends paid to a non-U.S. holder generally will be subject to withholding of federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To claim a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a completed applicable IRS Form W-8 (or successor form), usually Form W-8BEN, certifying that it qualifies for a reduced rate. In addition, if dividends are paid to a non-U.S. holder that is a partnership or other pass through entity, persons holding interests in the entity may need to provide certification claiming an exemption or reduction in withholding under the applicable treaty. A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

    Dividends that are effectively connected with the conduct by a non-U.S. holder of a trade or business within the United States or, if a treaty applies, attributable to a permanent establishment of a non-U.S. holder within the United States, will be exempt from withholding tax, provided the non-U.S. holder provides us or our paying agent with an IRS Form W-8ECI (or successor form) containing the non-U.S. holder's taxpayer identification number. Effectively connected dividend income will be subject to U.S. federal income tax on a net basis at applicable graduated rates. Effectively connected dividend income of a non-U.S. holder that is a corporation may be subject to an additional branch profits tax at a rate of 30% or a lower rate specified by an applicable income tax treaty.

    Non-U.S. holders must comply with the certification procedures described above, or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures, directly or under certain circumstances through an intermediary, to obtain the benefit of a reduced rate under an applicable income tax treaty with respect to dividends paid with respect to the common stock. In addition, if a non-U.S. holder is required to provide an IRS Form W-8ECI (or successor form), as discussed above, the non-U.S. holder must provide his or its taxpayer identification number.

GAIN ON SALE OR OTHER DISPOSITION OF COMMON STOCK

    In general, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of the holder's shares of our common stock unless:

    - the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States (in which case the branch profits tax discussed above may also apply if the non-U.S. holder is a corporation) or the gain is attributable to a permanent establishment of the non-U.S. holder maintained in the United States if that is required by an applicable income tax treaty as a condition to subjecting a non-U.S. holder to United States income tax on a net basis;

    - the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other tests are met;

    - the non-U.S. holder is subject to tax pursuant to the provisions of the Code regarding the taxation of U.S. expatriates; or

    - we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such non-U.S. holder's holding period.

    We have not determined whether we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes. If we have been or become a U.S. real property holding corporation at any time during the applicable period, generally gains realized upon a disposition of shares of our common stock by a non-U.S. holder that did not directly or indirectly own more than 5% of our common stock during this period would not be subject to U.S. federal income tax, PROVIDED that our common stock is "regularly traded on an established securities market" (within the meaning of Section 897(c)(3) of the Code).

    An individual non-U.S. holder described in the first bullet point above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual non-U.S. holder described in the second bullet point above will be subject to a flat tax at a rate of 30%, or a lower rate specified by an applicable income tax treaty, on the gain derived from the sale, which may be offset by United States source capital losses (even though the individual is not considered a resident of the United States). If a non-U.S. holder that is a foreign corporation falls under the first bullet point above, it will be subject to tax on its net gain under regular graduated United States federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. To claim benefits under an income tax treaty, it is generally necessary to provide us or our paying agent with a completed applicable IRS Form W-8, as addressed above.

ESTATE TAX

    Shares of our common stock that are owned or treated as owned by an individual who is not a citizen or resident (as defined for U.S. federal estate tax purposes) of the United States at the time of death will be includible in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and therefore may be subject to U.S. federal estate tax.

BACKUP WITHHOLDING, INFORMATION REPORTING AND OTHER REPORTING REQUIREMENTS

    We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

    U.S. backup withholding tax is imposed at a current rate of 30% on certain payments to persons that fail to furnish the information required under the U.S. information reporting requirements. Recently enacted legislation will eventually reduce the rate of withholding to 28%.

    Under the Treasury Regulations, the payment of proceeds from the disposition of shares of our common stock to or through a U.S. office of a broker will be subject to information reporting and backup withholding, unless the beneficial owner, under penalties of perjury, certifies, among other things, its status as a non-U.S. holder or otherwise establishes an exemption. The payment of proceeds from the disposition of shares of our common stock to or through a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting, except as noted below. In the case of proceeds from a disposition of shares of our common stock paid to or through a non-U.S. office of a broker that is:

    - a U.S. person;

    - a "controlled foreign corporation" for U.S. federal income tax purposes;

    - a foreign person 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business; or

    - a foreign partnership if at any time during its tax year (a) one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership or (b) the foreign partnership is engaged in a U.S. trade or business, information reporting and backup withholding will apply unless the broker has documentary evidence in its files that the owner is a non-U.S. holder and certain other conditions are satisfied, or the beneficial owner otherwise establishes an exemption (and the broker has no actual knowledge to the contrary).

    Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder's U.S. federal income tax liability, if any, PROVIDED that required information is furnished to the IRS in a timely manner.

    THE FOREGOING DISCUSSION OF CERTAIN U.S. FEDERAL INCOME TAX AND ESTATE TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH PROSPECTIVE NON-U.S. HOLDER OF SHARES OF OUR COMMON STOCK SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR WITH RESPECT TO THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

                                  UNDERWRITING

    Under the terms and subject to the conditions contained in an underwriting
agreement dated             , we have agreed to sell to the underwriters named
below, for whom Credit Suisse First Boston Corporation, J.P. Morgan Securities Inc., Bear, Stearns & Co. Inc., and Robertson Stephens, Inc. are acting as representatives, the following respective numbers of shares of common stock:

                                                              NUMBER OF
                        UNDERWRITER                            SHARES
                        -----------                           ---------
Credit Suisse First Boston Corporation......................
J.P. Morgan Securities Inc..................................
Bear, Stearns & Co. Inc.....................................
Robertson Stephens, Inc.....................................
                                                              ---------
Total.......................................................  3,750,000
                                                              =========

    The underwriting agreement provides that the underwriters are obligated to purchase all of the shares of common stock in the offering if any are purchased other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of the non-defaulting underwriters may be increased or the offering may be terminated.

    We have granted to the underwriters a 30-day option to purchase on a pro-rata basis up to 562,500 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

    The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus supplement and to
selling group members at that price less a selling concession of $     per
share. The underwriters and selling group members may allow a discount of
$      per share on sales to other broker/dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

    The following table summarizes the compensation and estimated expenses we will pay:

                                                   PER SHARE                           TOTAL
                                        -------------------------------   -------------------------------
                                           WITHOUT            WITH           WITHOUT            WITH
                                        OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT
                                        --------------   --------------   --------------   --------------
Underwriting Discounts and Commissions
  paid by us..........................   $                $                $                $
Expenses payable by us................   $                $                $                $

    Expenses payable by us will include a financial advisory fee of $100,000 payable to J.P. Morgan Securities Inc., one of the underwriters, in connection with the offering.

    We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 (the "Securities Act") relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus supplement, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof or pursuant to any existing employee benefit plan, or upon the conversion of notes outstanding on the date hereof.

    Our officers and directors have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus, except that the foregoing restrictions do not apply to dispositions of securities owned by each of our officers and directors in an amount, in each case, not to exceed an aggregate of 10% of the securities owned by such officer or director on the date of this prospectus supplement.

    We have agreed to indemnify the underwriters against liabilities under the Securities Act or to contribute to payments that the underwriters may be required to make in that respect.

    The shares are listed on The New York Stock Exchange under the symbol "BHE."

    Certain of the underwriters and their respective affiliates have from time to time performed, and may in the future perform various financial advisory, commercial banking and investment banking services for us in the ordinary course of business, for which they have received or will receive customary fees. Affiliates of Credit Suisse First Boston Corporation, J.P. Morgan Securities Inc. and Robertson Stephens, Inc. are lenders under our revolving credit agreement.

    In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

    - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

    - Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

    - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

    - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

    A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

    The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

    By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that

    - the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

    - where required by law, that the purchaser is purchasing as principal and not as agent, and

    - the purchaser has reviewed the text above under Resale Restrictions.

RIGHTS OF ACTION--ONTARIO PURCHASERS ONLY

    Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

ENFORCEMENT OF LEGAL RIGHTS

    All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

TAXATION AND ELIGIBILITY FOR INVESTMENT

    Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

    The validity of the issuance of the common stock offered by this prospectus supplement and the accompanying prospectus will be passed upon by Bracewell & Patterson, L.L.P., Houston, Texas. The underwriters have been represented by Cravath, Swaine & Moore, New York, New York.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus or in any prospectus supplement.

    We incorporate by reference into this prospectus supplement the documents we indicate under "Where You Can Find More Information" on page ii of the accompanying prospectus. We will provide to each person who so requests, a copy of these documents from us, at no cost, by contacting us at the address or telephone number provided on page ii of the accompanying prospectus.

    You should rely only on the information incorporated by reference or provided in this prospectus supplement and the accompanying prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of the common stock in any jurisdiction where the offer is not permitted. You should not assume the information in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of those documents.

PROSPECTUS

                                  $250,000,000

                          BENCHMARK ELECTRONICS, INC.

                                  COMMON STOCK
                                PREFERRED STOCK
                          SUBORDINATED DEBT SECURITIES

                               ------------------

    We may offer and sell from time to time in one or more offerings:

    (1) shares of common stock;

    (2) shares of preferred stock, in one or more series, which may be convertible into or exchangeable for debt securities or common stock; or

    (3) unsecured debt securities consisting of subordinated notes and debentures and/or other unsecured evidences of indebtedness in one or more series, which may be convertible into or exchangeable for preferred stock or common stock.

    The aggregate initial offering price of the securities that we offer will not exceed $250,000,000. We will offer the securities in amounts, at prices and on terms to be determined by market conditions at the time of our offerings.

    We will provide the specific terms of the securities in supplements to this prospectus. You should read this prospectus and the related prospectus supplement carefully before you invest in any of our securities. This prospectus may not be used to consummate sales of our securities unless it is accompanied by a prospectus supplement.

    Our common stock is listed on the New York Stock Exchange under the symbol "BHE." On March 15, 2002, the last reported sales price for our common stock on the New York Stock Exchange was $29.70 per share.

                            ------------------------

    YOU SHOULD CAREFULLY REVIEW AND CONSIDER THE INFORMATION UNDER THE HEADINGS "FORWARD-LOOKING STATEMENTS" BEGINNING ON PAGE 1 AND "RISK FACTORS" BEGINNING ON PAGE 1 OF THIS PROSPECTUS.

                            ------------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    WE MAY NOT USE THIS PROSPECTUS TO SELL SECURITIES UNLESS WE ALSO GIVE PROSPECTIVE INVESTORS A PROSPECTUS SUPPLEMENT.

                 The date of this prospectus is March 19, 2002

                             ABOUT THIS PROSPECTUS

    This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using the "shelf" registration process. Under this shelf registration process, we may sell any combination of securities described in this prospectus in one or more offerings up to a total offering amount of $250,000,000. This prospectus provides you with a general description of these securities. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering and the securities offered by us in that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and any prospectus supplement together with the additional information described under the heading "Where You Can Find More Information."

    UNDER NO CIRCUMSTANCES SHOULD THE DELIVERY TO YOU OF THIS PROSPECTUS OR ANY EXCHANGE OR REDEMPTION MADE PURSUANT TO THIS PROSPECTUS CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AS OF ANY TIME AFTER THE DATE OF THIS PROSPECTUS. IN THIS PROSPECTUS, WHEN WE REFER TO BENCHMARK AND USE PHRASES SUCH AS "WE" AND "US," WE ARE GENERALLY REFERRING TO BENCHMARK ELECTRONICS, INC. AND ITS SUBSIDIARIES AS A WHOLE OR ON A DIVISION BASIS DEPENDING ON THE CONTEXT IN WHICH THE STATEMENTS ARE MADE.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the SEC pursuant to the Securities Exchange Act of 1934, as amended (Exchange Act). You may read and copy any document we file at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

    The SEC maintains a World Wide Website on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding us. You can also inspect and copy these reports, proxy and information statements and other information at the offices of the New York Stock
Exchange, Inc., 20 Broad Street, New York, New York 10005, on which our common stock is listed.

    We have filed with the SEC a registration statement on Form S-3 covering the securities offered by this prospectus. This prospectus is only a part of the registration statement and does not contain all of the information in the registration statement. For further information on us and the securities that may be offered, please review the registration statement and the exhibits that are filed with it. Statements made in this prospectus that describe documents may not necessarily be complete. We recommend that you review the documents that we have filed with the registration statement to obtain a more complete understanding of those documents.

    The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus or in any prospectus supplement. This prospectus incorporates by reference the documents set forth below that we previously filed with the SEC. These documents contain important information about us.

    The following document that we have filed with the SEC (File No. 10560) are incorporated by reference into this prospectus:

    - Our Annual Report on Form 10-K for the year ended December 31, 2001; and

    - The description of our capital stock that is contained in our Registration Statement on Form 8-A/A filed on June 25, 1990 and December 11, 1998, as amended December 22, 1998.

    All documents that we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus or after the date of the registration statement of which this prospectus forms a part and prior to the effectiveness of the registration statement will be deemed to be incorporated in this prospectus by reference and will be a part of this prospectus from the date of the filing of the document. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement that is modified or superseded will not constitute a part of this prospectus, except as modified or superseded.

    We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus has been delivered, upon written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, other than the exhibits to those documents, unless the exhibits are specifically incorporated by reference into the information that this prospectus incorporates. You should direct a request for copies to us at:

                              Corporate Secretary
                          Benchmark Electronics, Inc.
                             3000 Technology Drive
                             Angleton, Texas 77515
                                 (979) 849-6550

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
About this Prospectus.......................................      i
Where You Can Find More Information.........................      i
Forward-Looking Statements..................................      1
Risk Factors................................................      1
Benchmark Electronics, Inc..................................      8
Use of Proceeds.............................................      9
Ratio of Earnings to Fixed Charges..........................      9
Description of Equity Securities............................     10
Description of Debt Securities..............................     13
Plan of Distribution........................................     23
Legal Matters...............................................     24
Experts.....................................................     24

                           FORWARD-LOOKING STATEMENTS

    This prospectus and the documents incorporated in this prospectus by reference include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Exchange Act. These forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. They use words such as "anticipate," "believe," "intend," "plan," "projection," "forecast," "strategy," "position," "continue," "estimate," "expect," "may," "will," or the negative of those terms or other variations of them or by comparable terminology. In particular, statements, express or implied, concerning future operating results or the ability to generate sales, income or cash flow are forward-looking statements. Forward-looking statements are not guarantees of performance, and you should not put undue reliance on any forward-looking statement. They involve risks, uncertainties and assumptions. Our actual results could differ materially from those expressed in the forward-looking statements as a result of many factors, some of which are described in the following "Risk Factors" section and in the accompanying prospectus supplement and our reports to the Securities and Exchange Commission incorporated by reference into this prospectus. Many of the factors that will determine these results are beyond our ability to control or predict. We undertake no obligation to update publicly the result of any revisions to any of the forward-looking statements to reflect future events or developments.

                                  RISK FACTORS

    THE SECURITIES TO BE OFFERED BY THIS PROSPECTUS MAY INVOLVE A HIGH DEGREE OF RISK. WHEN CONSIDERING AN INVESTMENT IN ANY OF THE SECURITIES, YOU SHOULD CONSIDER CAREFULLY ALL OF THE RISK FACTORS DESCRIBED BELOW AND ANY RISKS THAT MAY BE SET FORTH IN THE PROSPECTUS SUPPLEMENT RELATING TO A SPECIFIC SECURITY.

WE ARE EXPOSED TO GENERAL ECONOMIC CONDITIONS, WHICH COULD HAVE A MATERIAL ADVERSE IMPACT ON OUR BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION.

    As a result of recent unfavorable economic conditions and a decline in demand by the electronics industry, our sales declined 25% during 2001. We started to see sales decline in the technology sector worldwide at the end of the first quarter of 2001 and it continued throughout 2001. If the economic conditions and demand for our customers' products do not improve, we may experience a material adverse impact on our business, operating results and financial condition.

THE LOSS OF A MAJOR CUSTOMER WOULD ADVERSELY AFFECT US.

    A substantial percentage of our sales have been to a small number of customers, and the loss of a major customer, if not replaced, would adversely affect us. During 2001, our three largest customers accounted for approximately 44.9% of our sales, and our largest customer accounted for approximately 21.9% of sales. Our future sales are dependent on the success of our customers, some of which operate in businesses associated with rapid technological change and consequent product obsolescence. Developments adverse to our major customers or their products, or the failure of a major customer to pay for components or services, could have an adverse effect on us.

    We expect to continue to depend on the sales from our largest customers and any material delay, cancellation or reduction of orders from these or other significant customers would have a material adverse effect on our results of operations. In addition, we generate significant accounts receivable in connection with providing manufacturing services to our customers. If one or more of our customers were to become insolvent or otherwise unable to pay for the manufacturing services provided by us, our operating results and financial condition would be adversely affected.

WE MAY ENCOUNTER SIGNIFICANT DELAYS OR DEFAULTS IN PAYMENTS OWED TO US BY CUSTOMERS FOR PRODUCTS WE HAVE MANUFACTURED OR COMPONENTS THAT ARE UNIQUE TO PARTICULAR CUSTOMERS.

    We structure our agreements with customers to mitigate our risks related to obsolete or unsold inventory. However, enforcement of these contracts may result in material expense and delay in payment for inventory. If any of our significant customers become unable or unwilling to purchase such inventory, our business may be materially harmed. During 2001 and 2000, our gross profit was adversely affected by the write down of $7.6 million and $3.7 million, respectively, in excess and obsolete inventory that could not be put back to vendors or customers.

WE ARE DEPENDENT ON THE SUCCESS OF INDUSTRIES WE SERVE.

    We are dependent on the continued growth, viability and financial stability of our customers. Our customers are original equipment manufacturers of:

    - telecommunication equipment;

    - computers and related products for business enterprises;

    - industrial control equipment;

    - medical devices;

    - video/audio/entertainment products; and

    - testing and instrumentation products.

    These industries are, to a varying extent, subject to rapid technological change, vigorous competition and short product life cycles. When our customers are adversely affected by these factors, we may be similarly affected. Recently, our customers have experienced a decline in demand for their products, which has had an adverse effect on our results of operations.

LONG-TERM CONTRACTS ARE UNUSUAL IN OUR BUSINESS AND CANCELLATIONS, REDUCTIONS OR DELAYS IN CUSTOMER ORDERS WOULD AFFECT OUR PROFITABILITY.

    We do not typically obtain firm long-term purchase orders or commitments from our customers. Instead, we work closely with our customers to develop forecasts for future orders, which are not binding. Customers may cancel their orders, change production quantities from forecast volumes or delay production for a number of reasons beyond our control. Cancellations, reductions or delays by a significant customer or by a group of customers would have an adverse effect on us. As many of our costs and operating expenses are relatively fixed, a reduction in customer demand can disproportionately affect our gross margins and operating income. Our customers' products have life cycles of varying duration. In the ordinary course of business, production starts, increases, declines and stops in accordance with a product's life cycle. Should we fail to replace products reaching the end of their life cycles with new programs, or if there should be a substantial time difference between the loss of a product and the receipt of revenue from replacement production, our revenues could be adversely affected.

WE OPERATE IN A HIGHLY COMPETITIVE INDUSTRY.

    We compete against many providers of electronics manufacturing services. Certain of our competitors have substantially greater resources and more geographically diversified international operations than we do. Our competitors include large independent manufacturers such as Celestica, Inc., Flextronics International Ltd., Jabil Circuit, Inc, Sanmina-SCI Corporation and Solectron Corporation. We also face competition from the manufacturing operations of our current and future customers.

    During periods of recession in the electronics industry, our competitive advantages in the areas of quick turnaround manufacturing and responsive customer service may be of reduced importance to electronics OEMs, who may become more price sensitive. We may also be at a competitive disadvantage with respect to price when compared to manufacturers with lower cost structures, particularly those with offshore facilities located where labor and other costs are lower.

    We will experience intense competition, which is expected to intensify further as more companies enter markets in which we operate, as existing competitors expand capacity and as the industry consolidates. To compete effectively, we must continue to provide technologically advanced manufacturing services, maintain strict quality standards, respond flexibly and rapidly to customers' design and schedule changes and deliver products globally on a reliable basis at competitive prices. Our inability to do so could have an adverse effect on us.

WE MAY BE AFFECTED BY CONSOLIDATION IN THE ELECTRONICS INDUSTRY.

    As a result of the current economic climate, consolidation in the electronics industry may increase. Consolidation in the electronics industry could result in an increase in excess manufacturing capacity as companies seek to close plants or take other steps to increase efficiencies and realize synergies of mergers. The availability of excess manufacturing capacity could create increased pricing and competitive pressures for the electronics manufacturing services industry as a whole and Benchmark in particular. In addition, consolidation could also result in an increasing number of very large electronics companies offering products in multiple sectors of the electronics industry. The growth of these large companies, with significant purchasing power and market power, could also result in increased pricing and competitive pressures for us. Accordingly, industry consolidation could harm our business.

OUR INTERNATIONAL OPERATIONS MAY BE SUBJECT TO CERTAIN RISKS.

    We currently operate outside the United States in Brazil, Ireland, Mexico, Scotland, and Singapore. During 2001 and 2000, 23.3% and 28.5% of our sales were from our international operations. These international operations may be subject to a number of risks, including:

    - difficulties in staffing and managing foreign operations;

    - political and economic instability;

    - unexpected changes in regulatory requirements and laws;

    - longer customer payment cycles and difficulty collecting accounts receivable;

    - export duties, import controls and trade barriers (including quotas);

    - governmental restrictions on the transfer of funds; o burdens of complying with a wide variety of foreign laws and labor practices;

    - fluctuations in currency exchange rates, which could affect component costs, local payroll, utility and other expenses; and

    - inability to utilize net operating losses incurred by our foreign operations to reduce our U.S. income taxes.

    We cannot assure you that our international operations will contribute positively to our business, financial conditions or results of operations.

SHORTAGES OR PRICE INCREASES OF COMPONENTS SPECIFIED BY OUR CUSTOMERS WOULD DELAY SHIPMENTS AND ADVERSELY AFFECT OUR PROFITABILITY.

    Substantially all of our sales are derived from electronics manufacturing services in which we purchase components specified by our customers. In the past, supply shortages have substantially curtailed production of all assemblies using a particular component. In addition, industry-wide shortages of electronic components, particularly of memory and logic devices, have occurred. If shortages of these components occur or if components received are defective, we may be forced to delay shipments, which could have an adverse effect on our profit margins. Because of the continued increase in demand for surface mount components, we anticipate component shortages and longer lead times for certain components to occur from time to time. Also, we typically bear the risk of component price increases that occur between periodic repricings during the term of a customer contract. Accordingly, certain component price increases could adversely affect our gross profit margins.

OUR SUCCESS WILL CONTINUE TO DEPEND TO A SIGNIFICANT EXTENT ON OUR EXECUTIVES.

    We depend significantly on certain key executives, including, but not limited to, Donald E. Nigbor, Steven A. Barton, Cary T. Fu and Gayla J. Delly. The unexpected loss of the services of any one of these executive officers would have an adverse effect on us.

WE NEED TO SUCCESSFULLY INTEGRATE THE OPERATIONS OF ACQUIRED COMPANIES TO MAINTAIN PROFITABILITY.

    We have completed five acquisitions since July 1996. We may pursue additional acquisitions over time. Acquisitions involve risks, including:

    - integration and management of the operations;

    - retention of key personnel;

    - integration of purchasing operations and information systems;

    - retention of the customer base of acquired businesses;

    - management of an increasingly larger and more geographically disparate business; and

    - diversion of management's attention from other ongoing business concerns.

    Our profitability will suffer if we are unable to successfully integrate and manage any future acquisitions that we might pursue, or if we do not achieve sufficient revenue to offset the increased expenses associated with these acquisitions.

WE MUST MAINTAIN OUR TECHNOLOGICAL AND MANUFACTURING PROCESS EXPERTISE.

    The market for our manufacturing services is characterized by rapidly changing technology and continuing process development. We are continually evaluating the advantages and feasibility of new manufacturing processes. We believe that our future success will depend upon our ability to develop and provide manufacturing services which meet our customers' changing needs. This requires that we maintain technological leadership and successfully anticipate or respond to technological changes in manufacturing processes on a cost-effective and timely basis. We cannot assure you that our process development efforts will be successful.

WE ARE SUBJECT TO A VARIETY OF ENVIRONMENTAL LAWS.

    We are subject to a variety of federal, state, local and foreign environmental laws and regulations relating to environmental, waste management, and health and safety concerns, including the handling, storage, discharge and disposal of hazardous materials used in or derived from our manufacturing processes. If we or companies we acquire have failed or fail in the future to comply with such laws and regulations, then we could incur liabilities and fines and our operations could be suspended. Such laws and regulations could also restrict our ability to modify or expand our facilities, could require us to acquire costly equipment, or could impose other significant expenditures. In addition, our operations may give rise to claims of property contamination or human exposure to hazardous chemicals or conditions.

OUR ACQUISITIONS HAVE SIGNIFICANTLY INCREASED OUR LEVERAGE.

    Our acquisitions in 1999 have significantly increased our leverage ratio and decreased our interest coverage ratio. At December 31, 2001, our debt to total capitalization ratio was 30%, as compared to

39% at December 31, 2000, 44% at December 31, 1999 and 11% at June 30, 1999, the last fiscal quarter end prior to the AVEX acquisition. The level of our indebtedness, among other things, could:

    - make it difficult for us to obtain any necessary financing in the future for other acquisitions, working capital, capital expenditures, debt service requirements or other purposes;

    - limit our flexibility in planning for, or reacting to changes in, our business; and

    - make us more vulnerable in the event of a downturn in our business.

There can be no assurance that we will be able to meet our debt service obligations.

PROVISIONS IN OUR CHARTER DOCUMENTS AND STATE LAW MAY MAKE IT HARDER FOR OTHERS TO OBTAIN CONTROL OF BENCHMARK EVEN THOUGH SOME SHAREHOLDERS MIGHT CONSIDER SUCH A DEVELOPMENT TO BE FAVORABLE.

    Our shareholder rights plan, provisions of our amended and restated articles of incorporation and the Texas Business Corporation Act may delay, inhibit or prevent someone from gaining control of Benchmark through a tender offer, business combination, proxy contest or some other method. These provisions include:

    - a "poison pill" shareholder rights plan;

    - a statutory restriction on the ability of shareholders to take action by less than unanimous written consent; and

    - a statutory restriction on business combinations with some types of interested shareholders.

OUR BOARD OF DIRECTORS HAS THE POWER TO ISSUE PREFERRED STOCK AND TO DESIGNATE THE RIGHTS AND PREFERENCES OF THAT SERIES OF PREFERRED STOCK THAT COULD ADVERSELY AFFECT THE VOTING POWER, DIVIDEND, LIQUIDATION AND OTHER RIGHTS OF HOLDERS OF OUR COMMON STOCK.

    Under our articles of incorporation, our board of directors has the power to issue preferred stock and to designate the rights and preferences of that series of preferred stock. In connection with this power, our board of directors may designate to the new series any rights, preferences and privileges that the board of directors deems appropriate, including special dividend, liquidation and voting rights. The creation and designation of a new series of preferred stock could adversely affect the voting power, dividend, liquidation and other rights of holders of our common stock and, possibly, any other class or series of stock that is then in existence.

WE MAY EXPERIENCE FLUCTUATIONS IN QUARTERLY RESULTS.

    Our quarterly results may vary significantly depending on various factors, many of which are beyond our control. These factors include:

    - the volume of customer orders relative to our capacity;

    - customer introduction and market acceptance of new products;

    - changes in demand for customer products;

    - the timing of our expenditures in anticipation of future orders;

    - our effectiveness in managing manufacturing processes;

    - changes in cost and availability of labor and components;

    - changes in our product mix;

    - changes in economic conditions; and

    - local factors and events that may affect our production volume, such as local holidays.

    Additionally, as is the case with many high technology companies, a significant portion of our shipments typically occurs in the last few weeks of a quarter. As a result, our sales may shift from one quarter to the next, having a significant effect on reported results.

OUR STOCK PRICE IS VOLATILE.

    Our common stock has experienced significant price volatility, and such volatility may continue in the future. The price of our common stock could fluctuate widely in response to a range of factors, including variations in our reported financial results and changing conditions in the economy in general or in our industry in particular. In addition, stock markets generally experience significant price and volume volatility from time to time which may affect the market price of our common stock for reasons unrelated to our performance.

WE ARE EXPOSED TO INTEREST RATE FLUCTUATIONS.

    We have exposure to interest rate risk under our variable rate revolving credit and term loan facilities. These facilities are based on the spread over the bank's Eurodollar rate or its prime rate. We currently have an interest rate swap transaction agreement for a notional amount of $31.5 million under which we pay a fixed rate of interest of 6.63%, plus 1.25% to 3.00% based upon our debt ratio as specified in the debt agreement, hedging against the variable interest rates charged by the term loan. The receive rate under the swap is based on LIBOR. The interest rate swap expires in the year 2003.

WE ARE INVOLVED IN LEGAL PROCEEDINGS RELATED TO CLASS ACTION LAWSUITS, THE AVEX ACQUISITION AND A PATENT INFRINGEMENT LAWSUIT. AN UNFAVORABLE DECISION IN ANY OF THESE PROCEEDINGS COULD HAVE A MATERIAL ADVERSE EFFECT ON US.

    On October 18, 1999, we announced that our third quarter 1999 earnings announcement would be delayed and subsequently, on October 22, we announced our earnings for the third quarter 1999 were below the level of the same periods during 1998 and were below expectations. Several class action lawsuits were filed in November 1999 in federal district court in Houston, Texas against Benchmark and two of its officers and directors alleging violations of the federal securities laws. These lawsuits were consolidated in February 2000. The lawsuits seek to recover unspecified damages. We deny the allegations in the lawsuits, however, and further deny that such allegations provide a basis for recovery of damages as we believe that we have made all required disclosures on a timely basis. Management is vigorously defending against these actions.

    Benchmark filed suit against J.M. Huber Corporation (Seller) in the United States District Court for the Southern District of Texas for breach of contract, fraud and negligent misrepresentation on December 14, 1999 and is seeking an unspecified amount of damages in connection with the contract between Benchmark and Seller pursuant to which Benchmark acquired all of the stock of AVEX and Kilbride Holdings B.V. On January 5, 2000, Seller filed suit in the United States District Court for the Southern District of New York alleging that Benchmark failed to comply with certain obligations under the contract requiring Benchmark to register shares of its common stock issued to Seller as partial consideration for the acquisition. Seller's suit has been consolidated with Benchmark's suit in the United States District Court for the Southern District of Texas. Benchmark intends to vigorously pursue its claims against Seller and defend against Seller's allegations.

    On April 14, 2000, Benchmark, along with numerous other companies, was named as a defendant in a lawsuit filed in the United States District Court for the District of Arizona by the Lemelson Medical, Education & Research Foundation (the Foundation). The lawsuit alleges that Benchmark has infringed certain of the Foundation's patents relating to machine vision and bar code technology utilized in machines Benchmark has purchased. On November 2, 2000, Benchmark filed an Answer,

Affirmative Defenses, and a Motion to Stay based upon Declaratory Judgement Actions filed by Cognex and Symbol, manufacturers of the equipment at issue. On March 29, 2001, the Court granted the defendants' Motion to Stay and ordered that the lawsuit be stayed pending the entry of a final non-appealable judgment in the cases filed by Cognex and Symbol. We continue to explore any indemnity or similar rights Benchmark may have against manufacturers of the machines or other third parties. Management intends to vigorously defend against such claim and pursue all rights it has against third parties.

EXCEPT FOR OUR COMMON STOCK, THERE IS NO PUBLIC MARKET FOR THE SECURITIES COVERED BY THIS PROSPECTUS.

    Except for our common stock, no public market exists for the securities covered by this prospectus, and we cannot assure the liquidity of any market that may develop, the ability of the holders of the securities to sell their securities or the price at which the securities may be sold. We do not intend to apply for listing of the securities on any securities exchange or for quotation through the NASD Automated Quotation System. Future trading prices of the securities will depend on many factors including, among others, prevailing interest rates, our operating results and the market for similar securities.

ANY DEBT SECURITIES THAT WE MAY ISSUE COULD CONTAIN COVENANTS THAT MAY RESTRICT OUR ABILITY TO OBTAIN FINANCING, AND OUR NONCOMPLIANCE WITH ONE OF THESE RESTRICTIVE COVENANTS COULD LEAD TO A DEFAULT WITH RESPECT TO THOSE DEBT SECURITIES AND ANY OTHER INDEBTEDNESS.

    If we issue debt securities covered by this prospectus or any future indebtedness, the securities or future indebtedness may be subject to restrictive covenants, some of which may limit the way in which we can operate our business and significantly restrict our ability to incur additional indebtedness or to issue preferred stock. Noncompliance with any covenants under this indebtedness, unless cured, modified or waived, could lead to a default not only with respect to that indebtedness, but also under any other indebtedness that we may incur. If this were to happen, we might not be able to repay or refinance all of our debt and, in particular, might not be able to repay any subordinated debt securities, since their repayment would be subordinated to the prior repayment of all senior debt outstanding at the time.

ALL PAYMENTS ON ANY SUBORDINATED DEBT THAT WE MAY ISSUE WILL BE SUBORDINATED TO THE PRIOR PAYMENT OF ANY AMOUNTS DUE ON ANY SENIOR INDEBTEDNESS THAT WE MAY HAVE ISSUED.

    If we make a distribution to a creditor, the right of holders of any subordinated debt securities to receive payment of any amounts due to them--whether interest or principal--will be subordinated to the right of all holders of any senior indebtedness, as defined in the subordinated debt indenture, to receive prior payment of all amounts due to them. Similarly, if an event of default on any senior indebtedness occurs, until it has been cured, we may not be able to make any payments on account of any subordinated debt securities.

IF WE ISSUE A LARGE AMOUNT OF DEBT, IT MAY BE HARDER FOR US TO OBTAIN FINANCING, WILL INCREASE THE COST OF OUR DEBT AND MAY MAGNIFY THE RESULTS OF ANY DEFAULT UNDER ANY OF OUR OUTSTANDING INDEBTEDNESS.

    The issuance of debt securities could increase our debt-to-equity ratio or leverage, which may in turn make it harder for us to obtain future financing. In addition, the issuance of any debt securities will increase the cost of paying interest on our debt, except to the extent that the proceeds from the sales are used to repay other outstanding indebtedness. Finally, our level of indebtedness, and in particular any significant increase in it, may make us more vulnerable if there is a downturn in our business or the economy.

                          BENCHMARK ELECTRONICS, INC.

    We are in the business of manufacturing electronics and provide our services to original equipment manufacturers of telecommunication equipment, computers and related products for business enterprises, video/audio/entertainment products, industrial control equipment, testing and instrumentation products and medical devices. The services that we provide are commonly referred to as electronics manufacturing services. We offer our customers comprehensive and integrated design and manufacturing services, from initial product design to volume production and direct order fulfillment. We provide specialized engineering services, including product design, printed circuit board layout, prototyping and test development. We believe that we have developed strengths in the manufacturing process for large, complex, high-density printed circuit boards as well as the ability to manufacture high and low volume products in lower cost regions such as Latin America and Southeast Asia. As our customers expand internationally, they increasingly require their electronics manufacturing services partners to have strategic regional locations and global procurement capabilities. We believe that our global manufacturing presence of 14 facilities in six countries increases our ability to be responsive to our customers' needs by providing accelerated time-to-market and time-to-volume production of high quality products. These capabilities should enable us to build stronger strategic relationships with our customers and to become a more integral part of their operations.

    Substantially all of our manufacturing services are provided on a turnkey basis, whereby we purchase customer-specified components from our suppliers, assemble the components on finished printed circuit boards, perform post-production testing and provide our customers with production process and testing documentation. We offer our customers flexible, "just-in-time" delivery programs allowing product shipments to be closely coordinated with our customers' inventory requirements. Additionally, we complete the assembly of our customers' products at our facilities by integrating printed circuit board assemblies into other elements of our customers' products. We also provide manufacturing services on a consignment basis, whereby we utilize components supplied by the customer to provide assembly and post-production testing services. We currently operate, on approximately 1.6 million square feet, a total of 44 surface mount production lines at our domestic facilities in Alabama, Minnesota, New Hampshire, Oregon, Texas and Virginia; and 27 surface mount production lines at our international facilities in Brazil, Ireland, Mexico, Scotland, and Singapore. Surface mount production lines are assembly lines where electrical components are soldered directly onto printed circuit boards.

    Since July 1996, we have completed five acquisitions that have broadened our service offerings, diversified our customer base with leading original equipment manufacturers and expanded our geographic presence. Our October 2000 acquisition of the assets of the MSI Division of Outreach Technologies, Inc. provided us with additional manufacturing capacity in the northeastern United States. Our August 1999 acquisition of AVEX Electronics, Inc. and Kilbride Holdings B.V. provided us with a global presence and enabled us to increase our scale of operations and expand our customer base significantly. We have also acquired EMD Technologies, Inc., Lockheed Commercial Electronics Company, and certain assets from Stratus Computer Ireland, which improved our engineering capabilities, increased our manufacturing capacity and expanded our international presence. In addition to these acquisitions, the opening of new systems integration facilities in Huntsville, Alabama in 2000 and Singapore in 2001 expanded our systems integration capabilities.

    We believe our primary competitive advantages are our design, manufacturing, testing and supply chain management capabilities. We offer our customers complete and flexible manufacturing solutions that provide accelerated time-to-market, time-to-volume production, and reduced production costs. As a result of working closely with our customers and responding promptly to their needs, we have become an integral part of their operations. In addition, our workforce is led by a management team that founded the Company and has an average of 20 years of industry experience.

                                USE OF PROCEEDS

    Unless we otherwise indicate in an applicable prospectus supplement, we currently expect to use the proceeds from the sale of any securities for working capital and other general corporate purposes, including:

    - to finance our growth;

    - for capital expenditures made in the ordinary course of business; and

    - for acquisitions of businesses, products and technologies that complement or expand our business.

    We may set forth additional information on the use of net proceeds from the sale of securities we offer under this prospectus supplement relating to the specific offering. Pending any specific application, we may initially invest funds in short-term marketable securities or apply them to the reduction of short-term indebtedness.

                      RATIOS OF EARNINGS TO FIXED CHARGES

    The following table sets forth our ratios of earnings to fixed charges on a consolidated basis for the period shown. You should read these ratios of earnings to fixed charges in connection with our consolidated financial statements, including the notes to those statements, incorporated by reference in this prospectus.

                                                                        YEAR ENDED DECEMBER 31,
                                                          ----------------------------------------------------
                                                            2001       2000       1999       1998       1997
                                                          --------   --------   --------   --------   --------
                                                                         (DOLLARS IN THOUSANDS)
Earnings to fixed charges ratio.........................       --     2.00x      2.74x      6.03x      9.03x

Deficiency..............................................  $58,293      N/A        N/A        N/A        N/A

    We have computed the ratios of earnings to fixed charges shown above by dividing income before income taxes, extraordinary item and fixed charges by fixed charges. The term "fixed charges" means the sum of the following:
(a) interest expensed and capitalized; (b) amortized premiums, discounts and capitalized expenses related to indebtedness; and (c) an estimate of the interest within rental expense.

                        DESCRIPTION OF EQUITY SECURITIES

    As of the date of this prospectus, we are authorized to issue up to 30,000,000 shares of common stock, par value $0.10 per share, and up to 5,000,000 shares of preferred stock, par value $0.10 per share. We have established and designated a series of our preferred stock known as Series A Cumulative Junior Participating Preferred Stock, par value $0.10 per share, consisting of an aggregate of 30,000 shares. As of March 15, 2002, we had 19,783,012 shares of common stock and no shares of preferred stock outstanding. As of that date, we also had approximately 3,387,991 shares of common stock reserved for issuance in connection with options or other awards outstanding under various employee or director incentive, compensation and option plans, and for issuance pursuant to conversions of our 6% Convertible Subordinated Notes due 2006.

    The following is a summary of the key terms and provisions of our equity securities. You should refer to the applicable provisions of our amended and restated articles of incorporation, our amended and restated bylaws, the Texas Business Corporation Act and the documents we have incorporated by reference for a complete statement of the terms and rights of our capital stock.

COMMON STOCK

    Subject to the rights of the holders of any outstanding shares of our preferred stock that may be outstanding from time to time and to those rights provided by law:

    - dividends maybe declared and paid or set apart for payment upon our common stock out of any of our assets or funds legally available for the payment of dividends and may be payable in cash, stock or otherwise;

    - the holders of our common stock currently have the exclusive right to vote for the election of directors and, except as provided below, on all other matters requiring stockholder action generally, with each share being entitled to one vote; and

    - upon our voluntary or involuntary liquidation, dissolution or winding up, our net assets will be distributed pro rata to the holders of our common stock in accordance with their respective rights and interests after payments are made to our creditors and to holders of any outstanding shares of our preferred stock.

    Although the holders of our common stock are generally entitled to vote for the approval of amendments to our certificate of incorporation, an amendment to our certificate of incorporation that would solely modify or change the relative powers, preferences and rights and the qualifications or restrictions of any issued shares of any series of our preferred stock then outstanding generally would not require a vote by our common stockholders.

    Holders of our common stock do not have any cumulative voting, redemption or conversion rights and have no preemptive rights to subscribe for, purchase or receive any class of our shares or our other securities. Holders of our common stock have no fixed dividend rights. Dividends may be declared by our board of directors at its discretion depending on various factors, although we have never paid, and do not anticipate that we will pay in the foreseeable future, cash dividends on our common stock. In addition, the agreement relating to our credit facility with Chase Bank of Texas, National Association restricts the amount of cash dividends that we may pay on common stock. The outstanding shares of common stock, including the shares of common stock offered hereby, are fully paid and non-assessable.

    Our common stock is traded on The New York Stock Exchange under the symbol "BHE." The transfer agent and registrar for the common stock is Computershare Trust Company, P.O. Box 1596, Denver, Colorado. 80201-1596.

PREFERRED STOCK

    This section summarizes the general terms and provisions of the preferred stock that may be offered by this prospectus. The prospectus supplement will describe the specific terms of any series of preferred stock offered under that prospectus supplement and any general terms outlined in this section that will not apply to that series of preferred stock.

    Because this is only a summary, it does not contain all of the details found in the full text of the certificate of designation containing the rights and preferences of the preferred stock. The certificate of designation will be filed or incorporated by reference as an exhibit to the registration statement to which this prospectus relates. For additional information, please read the full text of the certificate of designation. You should also read the discussion under "Description of Equity Securities--Shareholder Rights Plan" below, which applies to our preferred stock.

    Our board of directors can, without approval of our stockholders, issue one or more additional series of preferred stock and determine the number of shares of each series and the rights, preferences and limitations of each series by appropriate board resolutions. The following description of the terms of the preferred stock sets forth some of the general terms and provisions of our authorized preferred stock. If we offer preferred stock, the terms may include the following:

    - the series, the number of shares offered and the liquidation value of the preferred stock;

    - the price at which the preferred stock will be issued;

    - the dividend rate, if any, the dates on which the dividends will be payable and other terms relating to the payment of dividends on the preferred stock;

    - the liquidation preference of the preferred stock;

    - the voting rights of the preferred stock;

    - whether the preferred stock is convertible into, or exchangeable for, any other securities, and the terms of any conversion; and

    - any additional rights, preferences, qualifications, limitations and restrictions of the preferred stock.

    This description of the terms of the preferred stock is not complete and will be subject to and qualified by the certificate of designation relating to any applicable series of preferred stock.

SHAREHOLDER RIGHTS PLAN

    On December 11, 1998, the board of directors adopted a shareholder rights plan. Under this plan, a dividend of one preferred share purchase right, called a "Right," was declared for each outstanding share of common stock.

    The Rights may cause substantial dilution to a person or group that attempts to acquire us without conditioning the offer on the acquisition of a substantial number of Rights. Accordingly, the existence of the Rights may deter acquirers from making takeover proposals or tender offers. However, the Rights are not intended to prevent a takeover, but rather are designed to enhance the ability of our board of directors to negotiate with an acquirer on behalf of all the shareholders. In addition, the Rights should not interfere with a proxy contest.

    Each Right entitles shareholders to buy one one-thousandth of a share of Series A Cumulative Junior Participating Preferred Stock at an exercise price of $155, subject to adjustment in the event a person acquires, or makes a tender or exchange offer for, 15% or more of the outstanding common stock. In such event, each Right entitles the holder, other than the person acquiring 15% or more of the outstanding common stock, to purchase shares of common stock with a market value of twice the

Right's exercise price. In addition, if we are acquired in a merger or other business combination, or if we sell more than 50% of our consolidated assets or earning power, our shareholders are entitled (other than the acquirer) to purchase, for the exercise price, shares of the common stock of the acquiring entity or its parent having a market value of two times the exercise price. At any time prior to such event, the board of directors may redeem the Rights at one cent per Right. The Rights can be transferred only with common stock and expire ten years after the date the shareholder rights plan was adopted. The shares of common stock to be issued in this offering will be entitled to a Right on the same basis as the common stock currently outstanding.

CONVERTIBLE SUBORDINATED NOTES

    We have $80.2 million in aggregate principal amount of our 6.00% Convertible Subordinated Notes due 2006 outstanding. The notes are convertible into common stock at an initial conversion price of $40.20. If all of the notes were converted into shares of common stock at the initial conversion price, 1,995,025 shares of common stock would be issued. The notes were issued pursuant to an Indenture dated August 13, 1999. The notes are unsecured obligations and are subordinated in right of payment to all our existing and future senior debt to the extent set forth in the Indenture.

STATUTORY BUSINESS COMBINATION PROVISIONS

    Our company is subject to Article 13 of the Texas Business Corporation Act (Article 13) which, with some exceptions, prohibits a Texas corporation from engaging in a "business combination," as defined in Article 13, with any shareholder who is a beneficial owner of 20% or more of our outstanding stock for a period of three years after such shareholder acquires the 20% ownership position, unless:

    - our board of directors approves the transaction or the shareholder's acquisition of shares prior to the acquisition; or

    - two-thirds of the unaffiliated shareholders of our company approve the transaction at a shareholders' meeting.

Shares that are issuable, but have not yet been issued, pursuant to options, conversion or exchange rights or other agreements are not considered outstanding for purposes of Article 13.

                         DESCRIPTION OF DEBT SECURITIES

    This section describes the general terms and provisions of the debt securities that may be offered by this prospectus. A prospectus supplement will describe the specific terms of the series of debt securities offered under that prospectus supplement and general terms outlined in this section that will not apply to those debt securities. This prospectus provides only a summary description of the debt securities and the related indenture. The amount of debt securities offered by this prospectus will be limited to the amount of securities described on the cover of this prospectus that we have not already issued or reserved for issuance. The indenture will not limit the total principal amount of debt securities that we may issue under the indenture.

GENERAL

    We may issue debt securities. The debt securities will be issued under a subordinated indenture, which will be between us and the trustee named in the prospectus supplement. This indenture will be qualified under the Trust Indenture Act. The form of subordinated indenture will be filed as an exhibit to the registration statement of which this prospectus is a part. The debt securities may be issued either separately, together with, upon conversion of or in exchange for other securities. The debt securities will be unsecured, and the applicable prospectus supplement will indicate the ranking of the debt securities relative to our other unsecured, subordinated indebtedness. Unless the applicable prospectus supplement indicates otherwise, the debt securities will be issued only in registered form, without coupons, in denominations of $1,000 each or multiples of $1,000. Debt securities may be issued in the form of one or more global securities, as described below under "--Global Securities."

    Because this is only a summary, it does not contain all of the details found in the full text of the subordinated indenture. If you would like additional information you should read the form of subordinated indenture.

    There will be no service charge for any registration of transfer or exchange of the debt securities, but we may require you to pay any tax or other governmental charge payable in connection with a transfer or exchange of the debt securities.

    Debt securities may be issued as original issue discount securities to be sold at a substantial discount below their principal amount. If a debt security is an original issue discount security, that means that an amount less than the principal amount of the debt security will be due and payable upon a declaration of acceleration of the maturity of the debt security pursuant to the subordinated indenture. The applicable prospectus supplement will describe the federal income tax consequences and other special factors which should be considered prior to purchasing any original issue discount securities.

    We will designate a place of payment where you can receive payment of the principal of and any premium and interest on the debt securities or transfer the debt securities. Unless the applicable prospectus supplement states otherwise, we will pay interest on the debt securities to the person listed as the owner of the debt securities in the security register at the close of business on the regular record date for the applicable interest payment date. Defaulted interest, however, may be paid to holders as of special record dates established in the manner set forth in the subordinated indenture.

    A prospectus supplement relating to a series of debt securities being offered will describe specific terms relating to the offering. These terms will include some or all of the following:

    - the title and type of the debt securities;

    - any limit on the total principal amount of the debt securities;

    - the person to whom any interest on the debt securities will be payable, if other than the person in whose name they are registered on the regular record date for the interest;

    - the date or dates on which the principal of and premium, if any, on the debt securities will be payable;

    - the interest rate on the debt securities; the date from which interest will accrue; the record and interest payment dates on the debt securities; any circumstances under which we may defer interest payments; and the basis for calculating interest if other than a 360-day year of twelve 30-day months;

    - the place or places where the principal of and premium, if any, and interest on the debt securities will be payable and the debt securities may be surrendered for registration of transfer or exchange;

    - any applicable redemption provisions that would permit us to elect redemption of the debt securities prior to their final maturity;

    - whether a sinking fund will be established, which means that monies will be deposited on a regular basis in a separate custodial account that would be used by us to redeem the debt securities prior to their final maturity;

    - whether the debt securities will be convertible into or exchangeable for shares of common stock, and if so, the terms and conditions upon which the debt securities will be convertible or exchangeable;

    - the identity of each security registrar and paying agent, if other than or in addition to the trustee;

    - if the amount of principal of or any premium or interest on the debt securities may be determined by reference to an index or pursuant to a formula, the manner in which those amounts shall be determined;

    - the denominations in which the debt securities will be issued;

    - any changes to or additional events of default under the subordinated indenture or covenants, and any change in the right of the trustee or the holders to declare the principal of or any premium or interest on the debt securities due and payable;

    - any change in the terms of the subordination provisions of the subordinated indenture;

    - if less than the principal amount, the portion of the principal payable upon acceleration of the debt securities following an event of default;

    - whether the debt securities are to be issued in whole or in part in the form of one or more global securities;

    - whether the provisions described under the heading "--Defeasance Provisions" on page 19 of this prospectus apply to the debt securities;

    - the name and address of the trustee with respect to the debt securities;
      and

    - any other terms of the debt securities.

REDEMPTION

    The prospectus supplement will describe the provisions, if any, for redemption of the debt securities at our option.

    Unless otherwise described in the prospectus supplement, we are not required to make mandatory redemption or sinking fund payments. The prospectus supplement will describe the provisions, if any, regarding sinking fund provisions.

    The subordinated indenture provides that we may:

    - deliver outstanding debt securities, with similar terms, of a series (other than any previously called for redemption); and

    - apply as a credit debt securities, with similar terms, of a series which have been redeemed either (i) at our election pursuant to the terms of those debt securities, or (ii) through the application of permitted optional sinking fund payments pursuant to the terms of those debt securities, in each case, in satisfaction of all or any part of any required sinking fund payment with respect to the debt securities, with similar terms, of the same series.

    The subordinated indenture provides that, if less than all of the debt securities of any series are to be redeemed at any time, selection of the debt securities for redemption will be made by the trustee on:

    - a pro rata basis (and in a manner that complies with applicable legal and stock exchange requirements, if any); or

    - by any other method as the trustee shall deem fair and appropriate.

    Portions of the debt securities selected for redemption shall be in amounts of $1,000 or in multiples of $1,000, except that if all of the debt securities of a holder are to be redeemed, the entire outstanding amount shall be redeemed.

    Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of debt securities to be redeemed at its registered address. If any debt security is to be redeemed in part only, the notice of redemption that relates to the debt security shall state the portion of the principal amount of the debt security to be redeemed. A new debt security, with similar terms and of the same series, in principal amount equal to the unredeemed portion of the original debt security, if any, will be issued in the name of the holder of the new debt security upon cancellation of the original debt security.

    On and after the redemption date, interest will no longer accrue on debt securities or any part of the debt securities called for redemption unless we default in the payment of the redemption price and accrued interest.

REPURCHASE AT THE OPTION OF HOLDERS

    The subordinated indenture does not contain provisions that require us to repurchase debt securities at the option of the holders of the debt securities.

    The subordinated indenture provides that:

    - if repurchase rights are provided for, and if the amounts deposited in connection with the repurchase rights are insufficient to pay the repurchase price of all debt securities of the applicable series having repurchase rights, then, the trustee shall select debt securities to be repurchased on a pro rata basis from the holders who have repurchase rights and who elect to exercise the repurchase rights (and in a manner that complies with any applicable legal and stock exchange requirements).

CONVERSION AND EXCHANGE

    Unless otherwise described in the prospectus supplement, the debt securities are not convertible or exchangeable for our common stock.

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CERTAIN COVENANTS

    MERGER, CONSOLIDATION, OR SALE OF ASSETS

    The subordinated indenture provides that we may not merge with another company or sell or lease all of our property to another company unless:

    - We are the continuing corporation, or the successor corporation is a domestic corporation and expressly assumes the payment of principal and interest on the debt securities and the performance and observance of all the covenants and conditions of the subordinated indenture binding on us; and

    - immediately after such transaction, we, or the successor corporation, is not in default in the performance of a covenant or condition in the subordinated indenture.

    REPORTS

    The subordinated indenture provides that as long as any debt securities are outstanding, we will file with the trustee and furnish to the holders of debt securities all reports on Forms 8-K, 10-Q and 10-K and all proxy statements that we file with the SEC. If we are no longer subject to Section 13 or 15(d) of the Exchange Act, we will not be obligated to provide these reports to the trustee and holders.

    ABSENCE OF CERTAIN COVENANTS

    The prospectus supplement will specify any additional restrictive covenants applicable to the debt securities. The subordinated indenture does not contain provisions permitting the holders of debt securities to require us to repurchase or redeem the debt securities in the event of a takeover, recapitalization or similar restructuring, highly leveraged transaction, or downgrading of our debt ratings.

EVENTS OF DEFAULT; REMEDIES

    The subordinated indenture provides that each of the following constitutes an event of default:

    - failure to pay interest on any debt security of that series for 30 days after the payment is due;

    - failure to pay the principal of or premium, if any, on any debt security of that series when due;

    - failure to deposit any mandatory sinking fund payment, when due on debt securities of that series;

    - failure to comply with the provisions described above under the heading "Description of Debt Securities--Certain Covenants--Merger, Consolidation, or Sale of Assets";

    - failure by us to comply with any of our other agreements in the subordinated indenture or the debt securities for 60 days after notice from the trustee or holders of at least 25% of the principal amount of the outstanding debt securities of that series;

    - certain events of bankruptcy or insolvency with respect to us or any of our subsidiaries; and

    - any other event of default that may be specified for the debt securities of that series when that series is created.

If an event of default under the subordinated indenture occurs on outstanding debt securities of a particular series and continues, the trustee or holders of at least 25% of that series of debt securities may declare the principal amount of all debt securities in that series to be due and payable immediately. Under certain circumstances, holders of a majority of the debt securities in a series may rescind a declaration.

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    Notwithstanding the foregoing, in the case of an event of default arising from certain events of bankruptcy or insolvency with respect to us or any of our subsidiaries, all principal, premium, if any, and interest on outstanding debt securities will become due and payable without further action or notice.

    Except in the case of a default in payment, the trustee may withhold notice if it determines that withholding notice is in best interest of the holders of the debt securities.

    If an event of default occurs under the subordinated indenture which event of default:

    - occurs as a result of our or our subsidiaries willful action (or inaction); and

    - results in the avoidance of the payment of any premium that we would have had to pay upon redemption of debt securities;

    then, an equivalent premium shall also become immediately due and payable if the debt securities are repaid.

    The holders of a majority in principal amount of the outstanding debt securities of any series may waive the rights of all holders with respect to circumstances that constitute an event of default or will constitute an event of default with notice and the passage of time. The holders must waive the rights in a written notice to the trustee. Holders of a majority of the securities cannot, however, waive the rights of all holders relating to these events if they involve a default in payment obligations. Any waivers that are given will not apply to any subsequent default or unrelated default and will not impair any future rights if those types of defaults occur.

    Holders of a majority in principal amount of the outstanding debt securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to, or exercising any trust or power conferred on, the trustee with respect to the series. However, the trustee may refuse to follow any direction that conflicts with law or the subordinated indenture. The trustee may take any other action which it deems proper which is not inconsistent with any direction given.

    A holder of any debt security of any series will have the right to institute any proceeding with respect to the subordinated indenture or for any remedy only if:

    - the holder gives written notice to the trustee of a continuing event of default under the subordinated indenture with respect to that series;

    - the holders of at least 25% in principal amount of the outstanding debt securities of the series make a written request to the trustee to pursue the remedy;

    - the holder or holders offer and, if requested, provide the trustee indemnity satisfactory to the trustee against any loss, liability or expense;

    - the trustee does not comply with the request within 60 days after receiving the request and the offer and, if requested, the provision of indemnity; and

    - the trustee has not received directions inconsistent with the request from the holders of a majority in principal amount of the outstanding debt securities of the series during the 60-day period.

The subordinated indenture also provides that a holder may not use the subordinated indenture to prejudice the rights of another holder or to obtain a preference or priority over another holder.

    We are required to deliver to the trustee an annual certificate, signed by an officer, about any default by us under any provisions of the subordinated indenture.

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CERTAIN PROVISIONS APPLICABLE TO TRUSTEE

    The subordinated indenture provides that prior to an event of default under the subordinated indenture, the trustee is required to perform only the specific duties stated in the subordinated indenture. Upon an event of default under the subordinated indenture, the trustee must exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. The trustee may in good faith conclusively rely, as to the truth of the statements and the correctness of the opinions expressed in any certificates or opinions furnished to the trustee which conform to the requirements of the subordinated indenture. However, the trustee is required to examine such certificates and opinions to determine whether or not they conform to the requirements of the subordinated indenture.

    The subordinated indenture provides that the trustee may resign at any time or may be removed by us or by the holders of a majority in principal amount of the outstanding debt securities of a series by notice delivered to us and the trustee. The subordinated indenture also provides that the trustee must resign if it ceases to meet certain qualifications set forth in the subordinated indenture. In the event of a trustee's resignation or removal, we or, if we fail to act, the holders of a majority in principal amount of the outstanding debt securities of the applicable series, may appoint a successor trustee.

DEFEASANCE PROVISIONS

    The subordinated indenture includes provisions allowing defeasance of the debt securities, which means that we may discharge its entire indebtedness under an agreement, in this case the subordinated indenture, if specific acts are performed. Specifically, the subordinated indenture provides that:

    - We shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding debt securities of a series, and to have satisfied all its other obligations under the debt securities of that series and the subordinated indenture as it relates to that series ("legal defeasance");

    - We may omit to comply with certain restrictive covenants under the subordinated indenture and shall have no liability in respect of any term, condition or limitation set forth in any such restrictive covenant, and such omission to comply shall not constitute a default or an event of default with respect to a series of debt securities under the subordinated indenture ("covenant defeasance");

provided that the following conditions shall have been satisfied:

    - We deposit with the trustee, in trust, sufficient money or government obligations to pay the principal, interest, any premium and any other sums due on a series of debt securities on the dates that the payments are due under the subordinated indenture and the terms of the debt securities of the series;

    - No event of default or default under the subordinated indenture shall have occurred and be continuing on the date of the deposit;

    - We shall have delivered to the trustee an opinion of counsel which states that (i) holders of debt securities will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance and
      (ii) after the 91st day following the deposit, the deposited funds will not be subject to the effect of any applicable bankruptcy law;

    - The defeasance shall not result in a breach or violation of, or constitute a default under the subordinated indenture or any other material agreement or instrument to which we are a party or by which we are bound;

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    - We shall have delivered an officers' certificate that states that (i) the deposit was not made with the intent of preferring the holders of the debt securities of the series to be defeased over our other creditors and
      (ii) all conditions precedent applicable to the legal defeasance or the covenant defeasance, as the case may be, have been complied with.

MODIFICATION AND AMENDMENT OF SUBORDINATED INDENTURE

    Under the subordinated indenture, all rights and obligations and the rights of the holders of debt securities may be changed. Certain changes require the consent of the holders of not less than a majority in aggregate principal amount of the outstanding debt securities of each series of debt securities affected by the modification or amendment. The following changes, however, may not be made without the consent of each holder of the outstanding debt securities:

    - changes to the stated maturity date of the principal or any interest installment;

    - reductions in the principal amount or interest due;

    - changes to the place of payment or form of currency regarding payment of principal;

    - impairment of the right to institute suit for the enforcement of payment;

    - reduction of the stated percentage of holders necessary to modify the subordinated indenture; or

    - modifications to any of these requirements, or modifications to reduce the percentage of outstanding debt securities necessary to waive compliance with certain provisions of the subordinated indenture or to waive certain defaults.

SUBORDINATION

    The debt securities we issue will be subordinate and subject in right of payment, in the manner and to the extent set forth in the subordinated indenture, to the prior payment in full of all Senior Debt (as defined below and in the indenture).

    If we make a distribution to our creditors as a result of:

    - a liquidation;

    - a dissolution;

    - winding up;

    - a reorganization;

    - an assignment for the benefit of creditors;

    - marshalling of assets and liabilities;

    - any bankruptcy, insolvency or similar proceeding involving us;

then, the holders of Senior Debt will first be entitled to receive payment in full in cash of all obligations due on or to become due on or in respect of all Senior Debt, before the holders of debt securities are entitled to receive any payment or distribution ("Securities Payments").

    Until the Senior Debt is paid in full, any Securities Payment to which the holders of debt securities would be entitled will be paid or delivered by us or any other person making the payment or distribution, directly to the holders of Senior Debt for application to all of the Senior Debt then due.

    We may not make any payments on the account of the debt securities, or on account of the purchase or redemption or other acquisition of the debt securities, if there has occurred and is

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continuing a default in the payment of the principal of (or premium, if any) or interest on any Senior Debt.

    In the event that the trustee receives any Securities Payments prohibited by the subordinated provisions or the subordinated indenture, the payment will be held by the trustee in trust for the benefit of, and will immediately be paid over upon written request to, the holders of Senior Debt or their representative or representatives, or the trustee or trustees under any applicable indenture for application to the payment of Senior Debt. The subordination will not prevent the occurrence of any event of default in respect of the debt securities.

    For purposes of the foregoing, "Securities Payments" will be deemed not to include:

    - a payment or distribution of our stock or securities provided for by a plan or reorganization or readjustment authorized by an order or decree of a court of competent jurisdiction in a reorganization proceeding under any applicable bankruptcy law or of any other corporation provided for by such plan of reorganization or readjustment which stock or securities are subordinated in right of payment to all then outstanding Senior Debt to the same extent as, or to a greater extent than, the debt securities are so subordinated as provided in the subordinated indenture; or

    - payments of assets from any defeasance trust which have been on deposit for 90 consecutive days without the occurrence of blockage of payment on any series of debt securities as described above.

    By reason of the subordination of the debt securities, in the event of our insolvency, holders of Senior Debt may receive more, ratably, and holders of the debt securities having a claim pursuant to such securities may receive less, ratably, than our other creditors. There may also be interruption of scheduled interest and principal payments resulting from events of default on Senior Debt.

CERTAIN DEFINITIONS

    Set forth below are certain defined terms used in the subordinated indenture. Please refer to the subordinated indenture for a full definition of all such terms.

    "Junior Subordinated Debt" means any indebtedness for money that we have borrowed, created or evidenced by an instrument which expressly provides that the indebtedness for money borrowed is subordinated in right of payment to the debt securities.

    "Senior Debt" means all indebtedness for money that we have borrowed, whether before or after the date of this prospectus, unless the instrument creating the debt expressly provides that it is not senior to, or that it ranks equally with, the debt securities.

Notwithstanding anything to the contrary in the foregoing, Senior Debt shall not include:

    - any indebtedness for money that we have borrowed from any of our subsidiaries or certain other affiliates;

    - any amounts owed for compensation to employees, or any indebtedness for money borrowed incurred for the purchase of goods or materials or for services obtained in the ordinary course of business (other than with the proceeds of revolving credit borrowings permitted by the subordinated indenture); and

    - any liability for taxes owed by us.

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GLOBAL SECURITIES

    This section summarizes the terms and provisions of series of debt securities issued, in whole or in part, in the form of global securities deposited with, or on behalf of, The Depository Trust Company, referred to in this prospectus as "DTC." DTC is a limited-purpose trust company organized under the New York Banking Law that is a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants deposit with DTC and to facilitate the settlement among participants of transactions in deposited securities through electronic computerized book-entry changes in participants' accounts. This computerized process eliminates the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations. These entities are considered to be "direct participants" of DTC. DTC is owned by a number of its direct participants and by the New York Stock
Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system also is available to others, known as "indirect participants," such as securities brokers and dealers, banks and trust companies that clear through or maintain custodial relationships with direct participants, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

    DTC may act as securities depositary for the debt securities offered under this prospectus. Each debt security represented by a global security is referred to as a book-entry security. Upon initial issuance, all book-entry securities of the same series, bearing interest, if any, at the same rate or pursuant to the same formula, and having the same date of issuance, redemption provisions, repayment provisions, stated maturity and other terms, will be represented by one or more global securities. Each global security representing book-entry securities will be deposited with or on behalf of DTC and will be registered in the name of DTC or a nominee of DTC. Unless otherwise specified in the applicable prospectus supplement, all book-entry securities will be denominated in U.S. dollars.

    Purchases of debt securities within the DTC system must be made by or through direct participants, which will receive a credit for the debt securities on DTC's records. The ownership interest of each actual purchaser, whom we refer to as a "beneficial owner," is in turn recorded on the direct and indirect participants' records. DTC has no knowledge of the identity of the actual beneficial owners of the debt securities; its records reflect only the identity of the direct participants to whose accounts the debt securities are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers. Beneficial owners will not receive certificates representing their ownership interests in book-entry securities, unless use of the book-entry system is discontinued for the relevant securities. Beneficial owners will not receive written confirmation from DTC of their purchases, but are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owners purchased the debt securities. Transfers of ownership interests in the debt securities will be accompanied by entries on the books of participants acting on behalf of beneficial owners.

    Payments of principal, any premium and interest on book-entry securities will be made directly to DTC or its nominee, as the case may be, as the sole registered holder of the book-entry securities. We understand that DTC's practice is to credit direct participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records, unless DTC has reason to believe that it will not receive payments on the payment date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices. Neither we nor the trustee or any paying or other agent of either of us will be responsible or liable for:

    - any aspect of DTC's records relating to, or payments made on account of, its participants;

                                       21
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    - maintaining, supervising or reviewing any of DTC's records relating to the interests of its participants; or

    - any other aspect of the relationship between DTC and its participants, or the relationship between DTC's participants and the beneficial owners.

    Beneficial owners will not be considered the registered holders of the debt securities for any purpose under the applicable indenture. Accordingly, each beneficial owner must rely on the procedures of DTC or, if the beneficial owner is not a participant, on the procedures of the participant through which the beneficial owner owns its interest, to exercise any rights of a registered holder under the applicable indenture. The laws of some jurisdictions require that some purchasers of securities take physical delivery of the securities in certificated form. These limits and laws may impair the ability to transfer beneficial interests in a global security.

    As the registered holder of each global security, DTC may appoint agents and otherwise authorize participants to give or take any request, demand, authorization, direction, notice, consent, waiver or other action that a registered holder is entitled to give or take under the applicable indenture. It is our understanding that under existing industry practices, if we request that the registered holders take any action, or if a beneficial owner desires to give or take any action that a registered holder is entitled to give or take, then DTC would authorize the participants holding the relevant beneficial interests to give or take such action and the participants would authorize beneficial owners owning through them to give or take the action or would otherwise act upon the instructions of the beneficial owners.

    No global security representing book-entry securities may be exchanged or transferred, except as a whole by a nominee of DTC to DTC or another of its nominees, or by DTC or its nominees to a successor of DTC or a nominee of the successor.

    We may, at our option, decide to discontinue use of the system of book-entry transfers. DTC may discontinue providing its services as securities depositary with respect to ay of the debt securities at any time by giving reasonable notice to us and the relevant trustee. After an event of default, the system of book-entry transfers may be terminated. In each case, if a successor securities depositary is not obtained, certificates representing the debt securities will be printed and delivered as DTC's participants direct.

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                              PLAN OF DISTRIBUTION

    We may distribute the securities being offered hereby in one or more of the following ways from time to time:

    - through agents to the public or to one or more specific purchasers;

    - through underwriters or dealers for resale to the public or to one or more specific purchasers;

    - directly by us to specific purchasers; or

    - through a combination of any such methods.

    We may distribute the securities from time to time in one or more transactions either (i) at a fixed price or prices, which may be changed, (ii) at market prices prevailing at the time of sale, (iii) at prices related to the prevailing market prices, or (iv) at negotiated prices.

    If securities are sold through agents designated by us, the agents will agree to use their reasonable best efforts to solicit purchases for the period of their appointment. If securities are sold through underwriters, the underwriters will acquire the securities for their own account and may resell the securities in one or more transactions. If securities are sold directly by us without any underwriter or agent, we may use electronic media (including the Internet) to sell the securities. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

    We will set forth in a prospectus supplement the terms of the offering of securities, including:

    - the name or names of any agents or underwriters;

    - the purchase price of the securities being offered and the proceeds we will receive from the sale;

    - any over-allotment options under which underwriters may purchase additional securities from us or the selling stockholders;

    - any agency fees or underwriting discounts and other items constituting agents' or underwriters' compensation;

    - any public offering price;

    - any discounts or concessions allowed or reallowed or paid to dealers; and

    - any securities exchanges on which the securities may be listed.

    We may authorize underwriters, dealers and agents to solicit offers from specified institutions to purchase the securities from us at the public offering price listed in the applicable prospectus supplement. These sales may be made under "delayed delivery contracts" that provide for payment and delivery on a specified future date. Any contracts like this will be subject to the conditions listed in the prospectus supplement. The prospectus supplement also will state the commission to be paid to underwriters, dealers and agents who solicit these contracts.

    Any underwriter, dealer or agent who participates in the distribution of an offering of securities may be considered by the SEC to be an underwriter under the Securities Act. Any discounts or commissions received by an underwriter, dealer or agent on the sale or resale of securities may be considered by the SEC to be underwriting discounts and commissions under the Securities Act. Under agreements with us, underwriters, dealers and agents may be entitled to indemnification by us against some civil liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents also may be entitled to contributions for any payments the underwriters, dealers or agents are required to make with respect to some civil liabilities, including liabilities under the Securities Act. Underwriters

                                       23
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and agents and their affiliates are permitted to be customers of, engage in transactions with, or perform services for us and our affiliates in the ordinary course of business.

    Unless otherwise indicated in the applicable prospectus supplement, the obligations of the underwriters to purchase any offered securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of the offered securities if any are purchased.

    Unless otherwise indicated in the applicable prospectus supplement, all securities offered by this prospectus, other than the common stock, which is traded on the New York Stock Exchange under the symbol "BHE", when first issued will be new issues of securities with no established trading market. Any underwriters to whom we sell securities for public offering and sale may make a market in the securities. However, these underwriters will not be obligated to make a market in the securities and may discontinue any market-making at any time without notice. We cannot assure you that the trading market for any of the securities will be or remain liquid at any time.

                                 LEGAL MATTERS

    The validity of the securities will be passed upon by Bracewell & Patterson, L.L.P., Houston, Texas. If the securities are being distributed in an underwritten offering, the validity of the securities will be passed upon for the underwriters by counsel identified in the related prospectus supplement.

                                    EXPERTS

    Our consolidated financial statements and schedule as of December 31, 2001 and 2000, and for each of the years in the three-year period ended December 31, 2001, have been incorporated by reference herein in reliance on the reports of KPMG LLP, independent accountants, incorporated by reference herein, and upon authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2001 financial statements refers to a change in the method of accounting for derivative instruments and hedging activities in 2001.

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